================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               ------------------

                                (AMENDMENT NO. 4)


                      AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


   COMMON STOCK, $.01 PAR VALUE                           02755R 10 3
---------------------------------                     -------------------
  (Title of class of securities)                         (CUSIP number)


                                   SCOTT B. TOLLEFSEN
                     HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                                     1500 HUGHES WAY
                                  LONG BEACH, CA 90810
                                     (310) 525-5150
--------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 28, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-------------------------------           --------------------------------------
CUSIP No.    02755R 10 3                           13D-Page 2
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:      HUGHES COMMUNICATIONS SATELLITE
                                          SERVICES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.                    95-3881942
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A)[_]
                                                                       (B)[X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                   6,691,622
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 0
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              6,691,622
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                         [X]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        26.62%

--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.  02755R 10 3                               13D-Page 3
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:              HUGHES COMMUNICATIONS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e):                                          [_]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                   0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              0
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                          [X]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       26.62%

--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.     02755R 10 3                            13D-Page 4
-------------------------------           --------------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:            HE HOLDINGS, INC., FORMERLY
                                               KNOWN AS HUGHES AIRCRAFT COMPANY

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e):                                             [_]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                                           [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           26.62%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.   02755R 10 3                              13D-Page 5
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON:           HUGHES ELECTRONICS CORPORATION

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:            WC

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

--------------------------------------------------------------------------------
   NUMBER OF           7    SOLE VOTING POWER:                   4,125,000
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
    OWNED BY
                    ------------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER:              4,125,000
   REPORTING
                    ------------------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          10,816,622
            REPORTING PERSON:

--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                         [X]

--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          37.00%

--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.     02755R 10 3                              13D-Page 6
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:             GENERAL MOTORS CORPORATION

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e):                                          [_]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                   0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 10,816,622
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              0
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            10,816,622

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          10,816,622
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                          [X]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          37.00%

--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

            This constitutes Amendment No. 4 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by Hughes Communications Satellite Services, Inc. ("HCSS"), Hughes Communications, Inc., HE Holdings, Inc., formerly known as Hughes Aircraft Company, Hughes Electronics Corporation ("HE") and General Motors Corporation (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Company").

Item 2.     Identity and Background

            Schedules I and II of the Statement are hereby amended in their entirety by Schedules I and II attached hereto, in order to update certain information contained therein with respect to the executive officers and directors of HCSS and General Motors Corporation, respectively. Schedule A hereto lists each executive officer and director of HE and the business address, present principal occupation or employment and citizenship of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.

            During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as set forth in Schedule III attached to Amendment No. 3 to the Statement filed with the Commission on July 19, 1996 ("Amendment No. 3 to the Statement").

            During the last five years, none of the Reporting persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth in Schedule IV attached to Amendment No. 3 to the Statement. Item
4. Purpose of the Transaction

            The information in Item 6 is incorporated herein by reference.

            Except as described in Item 6 below, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. Item 5. Interest in Securities of the Issuer

            (a) The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon 25,111,180 shares of outstanding Common Stock, representing the number of outstanding shares of Common Stock identified in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons. The information in Item 6 is incorporated herein by reference.

            To the knowledge of the Reporting Persons, as of December 1, 1996, the persons other than the Reporting Persons named in Item 2 to the Statement beneficially owned, or had the right to acquire, 6,191 shares of Common Stock of the Company.

            As previously described in Amendment No. 3 to the Statement, the Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the "Act")) with the following entities by virtue of the agreements described in Amendment No. 3 to the Statement: (1) Space Technologies Investments ("Investments") and the following affiliates of Investments: Transit Communications, Inc., Satellite Mobile Telephone Company, L.P. and Satellite Communications Investments Corporation (collectively, the "Investments Entities"); (2) Mtel Space Technologies, L.P. ("Mtel L.P."), its general partner, Mtel Space Technologies, Inc. (collectively, the "Mtel Group"); and (3) Singapore Telecommunications Ltd. ("Singapore Telecom"). As previously described in Amendment No. 3 to the Statement, the Mtel Group might no longer be deemed to be part of such group.

            The Reporting Persons expressly disclaim any beneficial interest in the shares of Common Stock of the Company held by the Investments Entities, the Mtel Group and Singapore Telecom, and the filing of this Amendment No. 4 to the Statement by the Reporting Persons shall not be construed as an admission by the

Reporting Persons that any of them is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by any of the Investments Entities, the Mtel Group and Singapore Telecom.

            Based solely upon the information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and upon additional information received from the Company, the Reporting Persons believe that the Investments Entities and Singapore Telecom beneficially own the number of shares of Common Stock of the Company set forth in the table below, constituting in each case that percentage of the outstanding Common Stock of the Company set forth in the table below.



Name of Beneficial Owner                Number of Shares        Percentage (1)
------------------------                ----------------        --------------

Space Technologies
  Investments, Inc. (2)                        1,855,539               7.2%

Transit Communications, Inc.                     681,818               2.7%

Satellite Communications
  Investments Corporations (2)                 1,344,067              5.3%
                                               ---------              ----

       As a Group                              3,881,424             14.9%

Singapore Telecommunications Ltd. (3)          4,794,046             18.6%


(1) For the purpose of computing the percentage of the Common Stock of the Company beneficially owned by the entities listed above, warrants held by such entities were deemed to be exercised to the extent presently exercisable, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

(2) Includes 649,347 shares of Common Stock issuable to Investments and 230,932 shares of Common Stock issuable to Satellite Communications Investments Corporation upon the exercise of certain warrants previously issued by the Company. These warrants are currently exercisable through December 20, 1998 at an exercise price of $21 per share of Common Stock, subject to certain restrictions if such exercise would cause the Company's foreign ownership to exceed levels permitted by the Communications Act of 1934, as amended.

(3) Consists of 4,106,546 shares of Common Stock held of record and beneficially by Singapore Telecom and 687,500 shares of Common Stock issuable to Singapore Telecom upon the exercise of a warrant that, as previously described in Amendment No. 3 to the Statement, Singapore Telecom received (the "ST Warrant") as part of the consideration for a guaranty that it provided in connection with long-term financing for the Company. The ST Warrant was recently amended. See Item 6.

            (b) To the knowledge of the Reporting Persons, except as described in Item 6, the persons named in Item 2 to the Statement, the Investments Entities and Singapore Telecom did not effect any transactions in shares of Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As previously described in Amendment No. 3 to the Statement, HE, Singapore Telecom, Baron Capital Partners, L.P. (collectively, the "Guarantors"), the Company and AMSC Subsidiary Corporation ("Subsidiary") are parties to that certain Guaranty Issuance Agreement dated June 28, 1996 (the "Guaranty Issuance Agreement") pursuant to which, among other things, the Company issued to the Guarantors Warrants to purchase Common Stock (the "Warrants"). At the request of the Company, the Guarantors have entered into that certain Amendment No. 1 to the Guaranty Issuance Agreement, dated as of March 27, 1997 ("Amendment No. 1"), with the Company and the Subsidiary, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. Pursuant to Amendment No. 1, the financial covenants set forth in the Performance Schedule to the Guaranty Issuance Agreement were eliminated and the Borrowing Limit and corresponding time periods governing such borrowing were modified. The Borrowing Limit between

April 1, 1997 and June 30, 1997 is $180,00,000, and increases by $10,000,000 in each of the third and fourth quarters of 1997.

             In consideration for the agreement by the Guarantors to the modifications to the Guaranty Issuance Agreement effected by Amendment No. 1, pursuant to the terms of that certain Amendment No. 1 to the Warrant Certificates, dated as of March 27, 1997 ("Amendment No. 1 to the Warrants"), among the Guarantors and the Company, a copy of which is filed as an exhibit hereto and is incorporated herein by reference, the Warrants were amended by increasing the aggregate number of shares of Common Stock (the "Shares") issuable upon exercise thereof to 5,500,000, adjusting the exercise price to $13.00 and eliminating certain restrictions on the amount of Shares issuable upon exercise thereof. As a result of Amendment No. 1 to the Warrants, HE has the current right to acquire 4,125,000 Shares and Singapore Telecom has the current right to acquire 687,500 Shares.

Item 7. Material to be Filed as Exhibits.

            1. Amendment No. 1 to the Guaranty Issuance Agreement, dated as of March 27, 1997, among the Guarantors, the Company and the Subsidiary.

            2. Amendment No. 1 to the Warrant Certificates, dated as of March 27, 1997, among the Guarantors and the Company.

                                       SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 7, 1997
                                  HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                                  By:  /s/ Scott B. Tollefsen
                                       ----------------------------------
                                  Name:  Scott B. Tollefsen
                                         Title: Vice President and Secretary



                                  HUGHES COMMUNICATIONS, INC.

                                  By:  /s/ Scott B. Tollefsen
                                       ----------------------------------
                                  Name:  Scott B. Tollefsen
                                  Title: Vice President and Secretary



                                  HE HOLDINGS, INC.

                                  By:  /s/Roxanne S. Austin
                                       ----------------------------------
                                  Name:  Roxanne S. Austin
                                  Title: Senior Vice President,
                                         Treasurer and Controller



                                  HUGHES ELECTRONICS CORPORATION

                                  By:  /s/Roxanne S. Austin
                                       ----------------------------------
                                  Name:  Roxanne S. Austin
                                  Title: Senior Vice President,
                                         Treasurer and Controller



                                  GENERAL MOTORS CORPORATION

                                  By:  /s/ Martin Darvick
                                       ----------------------------------
                                  Name:  Martin Darvick
                                  Title: Assistant Secretary

                                   Schedule I



                HUGHES COMMUNICATIONS SATELLITE SERVICES, INC. ("HCSS")

                           EXECUTIVE OFFICERS AND DIRECTORS

            All directors and executive officers of HCSS are citizens of the United States. Unless otherwise specified, the business address of each person listed below is 1500 Hughes Way, Long Beach, California 90810.


Name and Address         Position with HCSS       Principal Occupation or
                                                  Employment
---------------------    ---------------------    --------------------------
G.P. Bertonneau          Vice President           Vice President of HCSS

Carl A. Brown            Senior Vice President    Senior Vice President of HCSS

Jerald F. Farrell        President and Director   President of Hughes
                                                  Communications, Inc.

M.T. Fitch               Vice President           Vice President of HCSS

Edward J. Fitzpatrick    Vice President           Vice President of HCSS

Arlene C. Kahng          Assistant Secretary      Associate General Counsel
                                                  and Assistant Secretary of
                                                  Hughes Communications, Inc.

Harold B. McDonnell      Executive Vice President Executive Vice President of
                                                  HCSS


Elizabeth S.C.S. Murray  Vice President and Chief Vice President and Chief
                         Financial Officer        Financial Officer of Hughes
                                                  Communications, Inc.

John S. Perkins          Vice President           Vice President of HCSS

Craig A. Stephens        Vice President           Vice President of HCSS

Floyd R. Stuart          Vice President           Vice President of HCSS

Daniel P. Sullivan       Vice President           Vice President of HCSS

Scott B. Tollefsen       Vice President, General  Vice President, General
                         Counsel and Secretary    Counsel and Secretary of
                                                  Hughes Communications,
                                                  Inc.

                                   SCHEDULE A

                      HUGHES ELECTRONICS CORPORATION ("HE")

                        EXECUTIVE OFFICERS AND DIRECTORS

            All directors and executive officers of HE are citizens of the United States. Unless otherwise specified, the business address of each person listed below is 7200 Hughes Terrace, Los Angeles, California 90045.


Name and Address              Position with HE         Principal Occupation or
                                                       Employment
----------------------        -------------------      ------------------------

C. Michael Armstrong          Chairman of the Board of Chairman of the Board and
                              Directors and Chief      Chief Executive Officer
                              Executive Officer        of HE

Charles T. Fisher, III        Director                 Former Chairman and
P.O. Box 116                                           President, First Chicago
Detroit, MI 48232                                      NBD Corporation

J. Michael Losh               Director                 Executive Vice President
3044 West Grand Blvd.                                  and Chief Financial
Detroit, MI 48202                                      Officer of GM

Charles H. Noski              Director, Vice Chairman  Vice Chairman and Chief
                              and Chief Financial      Financial Officer of HE
                              Officer

Harry J. Pearce               Director                 Vice Chairman of GM
3044 West Grand Blvd.
Detroit, MI 48202

Edmund T. Pratt, Jr.          Director                 Chairman Emeritus,
235 East 42nd Street                                   Pfizer, Inc.
23rd Floor
New York, NY 10017

John F. Smith, Jr.            Director                 Chairman of the Board,
3044 West Grand Blvd.                                  Chief Executive Officer
Detroit, MI 48202                                      and President of GM

Michael T. Smith              Director, Vice Chairman  Vice Chairman of HE
1100 Wilson Boulevard
Arlington, VA 22209

Name and Address              Position with HE         Principal Occupation or
                                                       Employment
-----------------------       ---------------------    ------------------------

Thomas H. Wyman               Director                 Senior Advisor, SBC
The Equitable Center                                   Warburg, Inc.; Former
787 Seventh Avenue                                     Chairman of the Board,
New York, NY 10019                                     CBS, Inc.; Former
                                                       Chairman, S.G. Warburg
                                                       & Co., Inc.


Steven D. Dorfman             Executive Vice President Executive Vice President
                                                       of HE

John C. Weaver                Executive Vice President Executive Vice President
                                                       of HE

Roxanne S. Austin             Senior Vice President,   Senior Vice President,
                              Treasurer and Controller Treasurer and Controller
                                                       of HE

Gareth C.C. Chang             Senior Vice President    Senior Vice President of
                                                       HE

Arthur N. Chester             Senior Vice President    Senior Vice President of
                                                       HE

John J. Higgins               Senior Vice President    Senior Vice President and
                              and General Counsel      General Counsel of HE

Jack A. Shaw                  Senior Vice President    Senior Vice President of
                                                       HE

W. Scott Walker               Senior Vice President    Senior Vice President of
                                                       HE

Theodore G. Westerman         Senior Vice President    Senior Vice President of
                                                       HE

David R. Barclay              Vice President           Vice President of HE

Kenneth N. Heintz             Vice President           Vice President of HE

Calvin J. Kirby               Vice President           Vice President of HE

William D. Merritt            Vice President           Vice President of HE

Wanda K. Denson-Low           Secretary                Secretary of HE

                                   SCHEDULE II

                           GENERAL MOTORS CORPORATION ("GM")

                           EXECUTIVE OFFICERS AND DIRECTORS

                  All directors and executive officers of GM are citizens of the United States, except for Percy Barnevik who is a citizen of Sweden.

                  John G. Smale, Chairman of the GM Board of Directors and a director of GM was born in Listowel, Ontario, Canada, and is a naturalized U.S. citizen.

                  Dennis Weatherstone, a member of the GM Board of Directors, was born in London, England, and is a citizen of both the United States and Great Britain.

                  Mr. Smale and Mr. Weatherstone are not aliens, therefore, disclosure is not required. In exercising an abundance of caution, their birth places and citizenship are provided.

                  Unless otherwise specified, the business address of each person listed below is 3044 West Grand Boulevard, Detroit, Michigan 48202.


Name and Address         Position with GM         Principal Occupation or
                                                  Employment
---------------------    --------------------     -----------------------------

Anne L. Armstrong        Director                 Chairman of the Board of
P.O. Box 1358                                     Trustees, Center for
Kingsville, TX  78364                             Strategic and International
                                                  Studies


Percy Barnevik           Director                 Chairman and Chief Executive
AFSOLTERNSTRASSE 44                               Officer, ABB Asea Brown
P.O. Box 8131                                     Boveri Ltd.
Ch-8050 Zurich, Switerland


J.T. Battenberg III      Executive Vice President GM Executive Vice
                         and President of Delphi  President and President of
                         Automotive Systems       Delphi Automotive Systems


John H. Bryan            Director                 Chairman and Chief
Three First National                              Executive Officer, Sara Lee
Plaza                                             Corp.
Chicago, IL 60602

Name and Address         Position with GM         Principal Occupation or
                                                  Employment
---------------------    --------------------     -----------------------------

Thomas E. Everhart       Director                 President, California
Parsons-Gates Hall of                             Institute of Technology
Administration
1201 East California
Boulevard, Rm. 204
Pasadena, CA 91125


Charles T. Fisher, III   Director                 Former Chairman and
P.O. Box 116                                      President, First Chicago
Detroit, MI 48232                                 NBD Corporation


George M.C. Fisher       Director                 Chairman and Chief
                                                  Executive Officer, Eastman
                                                  Kodak Company

Thomas A. Gottschalk     Senior Vice President    Senior Vice President and
                         and General Counsel      General Counsel of GM


Louis R. Hughes          Executive Vice President GM Executive Vice
                         and President of         President and President of
                         International Operations International Operations


Richard G. LeFauve       Senior Vice President    Senior Vice President and
                         and President, General   President, General Motors
                         Motors University        University


J. Michael Losh          Executive Vice President Executive Vice President
                         and Chief Financial      and Chief Financial Officer
                         Officer                  of GM


J. Willard Marriott, Jr. Director                 Chairman of the Board and
One Marriott Drive                                CEO, Marriott International,
Washington, D.C. 20058                            Inc.


Ann D. McLaughlin        Director                 Former U.S. Secretary of
4320 Garfield Street,                             Labor; President, Federal
N.W.                                              City Council; Vice
Washington, D.C. 20007                            Chairman, The Aspen
                                                  Institute


Harry J. Pearce          Vice Chairman and        Vice Chairman of GM
                         Director


Eckhard Pfeiffer         Director                 Chief Executive Officer and
                                                  Director of Compaq
                                                  Computer Corporation

Name and Address         Position with GM         Principal Occupation or
                                                  Employment
---------------------    --------------------     -----------------------------

Edmund T. Pratt, Jr.     Director                 Chairman Emeritus,
235 East 42nd Street                              Pfizer, Inc.
23rd Floor
New York, NY 10017


John G. Smale            Director                 Chairman of the Executive
P.O. Box 599                                      Committee and Chairman of
Cincinnati, OH 45201-0599                         the Board, The Proctor &
                                                  Gamble Company


John F. Smith, Jr.       Chairman of the Board    Chairman of the Board,
                         of Directors, Chief      Chief Executive Officer and
                         Executive Officer and    President of GM
                         President


Louis W. Sullivan        Director                 President, Morehouse
720 Westview Drive, S.W.                          School of Medicine; Former
Atlanta, GA 30310-1495                            U.S. Secretary of Health
                                                  and Human Services


G. Richard Wagoner, Jr.  Executive Vice President GM Executive Vice
                         and President of North   President and President of
                         American Operations      North American Operations


Dennis Weatherstone      Director                 Retired Chairman and
60 Wall Street                                    Current Director, J.P.
20th Floor                                        Morgan & Co. Inc.;
New York, NY 10260                                Member of Board of
                                                  Banking Supervision, Bank
                                                  of England


Thomas H. Wyman          Director                 Senior Advisor, SBC
The Equitable Center                              Warburg, Inc.; Former
787 Seventh Avenue                                Chairman of the Board,
New York, NY 10019                                CBS, Inc.; Former Chairman,
                                                  S.G. Warburg & Co., Inc.

                                     EXHIBIT INDEX


     1. Amendment No. 1 to the Guaranty Issuance Agreement, dated as of March 27, 1997, among the Guarantors, the Company and the Subsidiary.


     2. Amendment No. 1 to the Warrant Certificates, dated as of March 27, 1997, among the Guarantors and the Company.